SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 001-33390

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal Savings 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 14

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	15 - 16

Report of Independent Registered Public Accounting Firm

Plan Administrator
Third Federal 401(k) Savings Plan
Cleveland, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the THIRD FEDERAL 401(k) SAVINGS PLAN as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.
Certified Public Accountants

June 19, 2013
Cleveland, Ohio

1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401(k) Savings Plan

	December 31,
	2012	2011
ASSETS
Investments, at fair value	$71,855,689	$65,375,592

Receivables:
Employer contributions	1,268,863	349,384
Securities receivable	20,015	—
Notes receivable from participants	2,231,041	1,964,506
Total Receivables	3,519,919	2,313,890

Total Assets	75,375,608	67,689,482

LIABILITIES	—	—

Net Assets Available for Benefits	$75,375,608	$67,689,482

See accompanying notes.

2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401 (k) Savings Plan

	Year Ended December 31,
	2012	2011
Additions to Net Assets Attributed to:
Contributions
Employer	$2,941,171	$1,895,802
Employer	3,052,997	2,906,783
Rollover	110,797	56,799

Total Contributions	6,104,965	4,859,384

Investment Income
Interest and dividend income	644,873	789,527
Net unrealized/realized appreciation (depreciation)	6,373,833	(1,241,735)

Total Investment Income (Loss)	7,018,706	(452,208)

Deductions from Net Assets Attributed to:
Benefits paid to participants	6,157,671	5,536,843
Administrative expenses	27,603	30,549

Total Deductions	6,185,274	5,567,392

Net Increase (Decrease)	6,938,397	(1,160,216)

Transfer from ASOP	747,729	508,488

Net Assets Available for Benefits:
Beginning of Year	67,689,482	68,341,210

End of Year	$75,375,608	$67,689,482

See accompanying notes.

3

NOTES TO FINANCIAL STATEMENTS

Third Federal
401(k) Savings Plan

1	Description of Plan

The following description of the Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan's provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of Third Federal Savings and Loan Association of Cleveland (Third Federal) with at least one year of eligible service are entitled to participate in the Plan following the completion of the eligibility requirements. A participant is credited with one year of eligible service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least 18 years of age to become eligible for matching contributions (Tier I) and discretionary profit sharing contributions (Tier II) and at least 21 years of age for discretionary contributions (Tier III). A portion of the administrative costs related to the Plan are absorbed by the Company.

The Plan was amended effective March 1, 2012 to include standard language in the Plan document as required by the IRS.

Contributions:

The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Third Federal Savings makes a matching contribution (Tier I) equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred. Third Federal may also make a discretionary profit sharing contribution (Tier II). There were no contributions made to the Tier II profit sharing plan in 2012 or 2011. Effective January 1, 2003, the Plan was amended to add a discretionary contribution (Tier III). For 2012 and 2011, Tier III contributions of 2.5% of eligible wages were made.

Individuals who were accruing benefits under the Third Federal Savings Retirement Plan were not eligible to receive a Tier III discretionary contribution made on or before December 31, 2011. Effective December 31, 2011, benefit accruals under the Third Federal Savings Retirement Plan were frozen and these individuals are eligible for Tier III contributions effective January 1, 2012.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

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1	Description of Plan, Continued

	Participants' Accounts:

Each participant's account is credited with the participant's contribution, an allocation of Third Federal's contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

	Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Any amounts in a participant's Tier I and Tier II accounts prior to January 1, 2004 were vested in accordance with a 5-year period vesting schedule. Any amounts contributed to a participant's profit sharing and matching accounts on or after January 1, 2004, will be immediately 100% vested.

Any amounts in a participant's Tier III account will be vested on years of service. Tier III contributions prior to January 1, 2007 will be 0% vested for less than 5 years of service and 100% vested after 5 years of service. Tier III contributions made for periods on or after January 1, 2007, will be vested in accordance with the table below:

		Years of
		Service	%
		Less than 2	—%
		2	25%
		3	50%
		4	75%
		5 or more	100%

	Retirement, Death and Disability:

	A participant is entitled to 100% of his or her vested account balance upon retirement, death or disability.

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1	Description of Plan, Continued

Forfeitures:

At December 31, 2012 and 2011, forfeited non-vested accounts totaled $5,231 and $2,020, respectively. Forfeitures used to reduce contributions were $5,154 in 2012 and $21,750 in 2011. The Plan also allows forfeitures to be used to pay administrative expenses. For the plan years ended December 31, 2012 and 2011, $5,383 and $8,750, respectively, were used to pay administrative expenses.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

Plan Termination:

Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock, the employer stock of Third Federal Savings, are based upon each employee's investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

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1	Description of Plan, Continued

Notes Receivables from Participants:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable prevailing rate. Participant loans are categorized as notes receivable from participants. These loans are valued at unpaid principal balance plus any accrued but unpaid interest.

The Plan considers a loan in default when the participant fails to comply with the loan note and security agreement for a period of 90 days. In the event of default, the Plan Administrator may declare the loan payable due in full immediately. At that time, there shall be a "deemed distribution" from the participant's account in the amount of the outstanding loan balance. Participant loans continue to accrue interest until the loan is settled by repayment or distribution from participant's account, including "deemed distribution". There were no participant loans in non-accrual status at December 31, 2012 or 2011.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2012 and 2011, participants elected to transfer $747,729 and $508,488, respectively from their accounts in the ASOP to their accounts in the Plan.

2	Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

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2	Summary of Significant Accounting Policies, Continued

Valuation of Investments and Income Recognition:

The Plan's investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies and TFS Financial Corporation stock. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The Third Federal CD Portfolio is valued at the original cost plus the accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, and other investment securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

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3	Investments

	The following presents investments that represent 5% or more of the Plan's net assets.

		2012	2011
	Investments at fair value:
	American Funds American Balanced R4 Fund	$7,211,976	$6,115,948
	American Funds Fundamental Investment R4 Fund	$5,888,476	$5,112,528
	American Funds Growth Fund of America R4 Fund	$4,841,702	$4,020,034
	Principal Bond and Mortgage Separate Account	$3,928,825	N/A
	Third Federal Savings & Loan CD Portfolio	$14,425,345	$16,005,850
	TFS Financial Corporation common stock	$12,675,954	$12,306,535

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,373,833 in 2012 and depreciated in value by $1,241,735 in 2011 as follows:

		2012	2011
	Pooled separate accounts	$2,301,163	$(38,138)
	Shares of Registered Investment Companies	3,192,231	(1,169,926)
	TFS Financial Corporation common stock	880,439	(33,671)
		$6,373,833	$(1,241,735)

In 2012 and 2011, the Plan's investments earned interest and dividend income of $644,873 and $789,527, respectively. Of these amounts, $202,256 (2012) and $300,736 (2011) was interest earned on the Third Federal CD portfolio. There were no dividends earned on TFS Financial Corporation common stock in 2012 and 2011.

	Fair Value Measurements:

Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the framework are described below:

	Level 1
	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

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3	Investments, Continued

Fair Value Measurements, Continued:

Level 2
Inputs to the valuation methodology include:
	*	Quoted prices for similar assets or liabilities in active markets;
	*	Quoted prices for identical or similar assets or liabilities in inactive markets;
	*	Inputs other that quoted prices that are observable for the asset or liability;
	*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock and Registered Investment Companies: Valued using the market approach at the closing price reported on the active market on which the individual securities were traded.
Pooled Separate Accounts: Valued at the net asset value ("NAV") of shares held by the Plan at the year-end.
CD Portfolio: Valued at the original cost plus accrued interest.

There were no changes to the valuation techniques used in fair value measurements at December 31, 2012 or 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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3	Investments, Continued

	Fair Value Measurements, Continued:

	The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011.

		Assets at Fair Value as of December 31, 2012
		Level 1	Level 2	Level 3	Total
	Pooled Separate Accounts
	Balanced/Asset funds	$—	$4,134,700	$—	$4,134,700
	Fixed income funds	—	3,928,825	—	3,928,825
	Large U.S. equity funds	—	5,010,088	—	5,010,088
	Small/Mid U.S. equity funds	—	7,173,636	—	7,173,636
	Total Pooled Separate Accounts	$—	$20,247,249	$—	$20,247,249

	Registered Investment Companies
	Balanced/Asset funds	$7,211,976	$—	$—	$7,211,976
	International equity funds	4,733,969	—	—	4,733,969
	Large U.S. equity funds	12,561,196	—	—	12,561,196
	Total Registered Investment Companies	$24,507,141	$—	$—	$24,507,141

	Common Stocks
	Financial	$12,675,954	$—	$—	$12,675,954
	Total Common Stocks	$12,675,954	$—	$—	$12,675,954

	CD Portfolio	$—	$14,425,345	$—	$14,425,345

	Total Assets at Fair Value	$37,183,095	$34,672,594	$—	$71,855,689

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3	Investments, Continued

	Fair Value Measurements, Continued:

		Assets at Fair Value as of December 31, 2011
		Level 1	Level 2	Level 3	Total
	Pooled Separate Accounts
	Balanced/Asset funds	$—	$2,798,682	$—	$2,798,682
	Fixed income funds	—	3,218,129	—	3,218,129
	Large U.S. equity funds	—	4,193,463	—	4,193,463
	Small/Mid U.S. equity funds	—	6,003,431	—	6,003,431
	Total Pooled Separate Accounts	$—	$16,213,705	$—	$16,213,705

	Registered Investment Companies
	Balanced/Asset funds	$6,115,948	$—	$—	$6,115,948
	International equity funds	3,993,651	—	—	3,993,651
	Large U.S. equity funds	10,739,903	—	—	10,739,903
	Total Registered Investment Companies	$20,849,502	$—	$—	$20,849,502

	Common Stocks
	Financial	$12,306,535	$—	$—	$12,306,535
	Total Common Stocks	$12,306,535	$—	$—	$12,306,535

	CD Portfolio	$—	$16,005,850	$—	$16,005,850

	Total Assets at Fair Value	$33,156,037	$32,219,555	$—	$65,375,592

There were no significant transfers in or out of Levels 1, 2, or 3 during the year ended December 31, 2012 or 2011. In the event that transfers between levels occur, the transfers are deemed to have occurred as of the end of the reporting period in which the transfers occur.

4	Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $12,675,954 (2012) and $12,306,535 (2011). This represents 18% (2012) and 19% (2011) of total investments as of that date. A significant decline in the market value of TFS Financial Corporation's stock would significantly affect the net assets available for benefits.

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5	Tax Status

The Internal Revenue Service has determined and informed Third Federal, by letter dated February 6, 2012, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the favorable determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2012. Accordingly, the accompanying financial statements do not include a provision for Federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

6	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. During 2012 and 2011, the Plan paid professional fees totaling $27,603 and $30,549, respectively, for the administration of the Plan. Certain Plan expenses relate to investments managed by Principal Financial Group, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor. Certain Plan investments also consist of balances in Third Federal CD, which is managed by Third Federal. Therefore, these related transactions qualify as party-in-interest transactions.

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7	Subsequent Events

Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

8	Recent Accounting Pronouncements

FASB ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” eliminates unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards, clarifies the intent of existing fair value measurements, and expands disclosure requirements. ASU 2011-04 indicates that the highest and best use and valuation premise in a fair value measurement only apply to nonfinancial assets. In addition, ASU 2011-04 expands qualitative and quantitative fair value disclosures including those related to descriptions of valuation processes used, the sensitivity of the fair value to changes in unobservable inputs and the interrelationships between those inputs, and quantitative disclosures about unobservable inputs and assumptions. The disclosures required by ASU 2011-04 are included with the Fair Value Measurements disclosures in Note 3, Investments. The adoption of this guidance did not have a material impact to the Plan’s financial statements.

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SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Third Federal
401(k) Savings Plan
EIN 34-057493
Plan Number 002
December 31, 2012

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 1/13 - 8/17, 0.599% - 4.33%	N/R	$14,425,345
	American Century	American Century Equity Income Advanced	N/R	1,205,683
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	3,928,825
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	529,884
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	628,892
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	1,035,906
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	1,172,605
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	465,877
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	301,536
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	N/R	2,265,367
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	2,744,721
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	N/R	1,907,491
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth II Separate Account	N/R	1,669,706
*	Principal Life Insurance Company	Principal Small Company Blend, units of a pooled separate account	N/R	1,548,932
*	Principal Life Insurance Company	Principal Medium Company Blend, units of a pooled separate account	N/R	2,047,507
	Putnam Investments	Putnam International Equity A Fund	N/R	2,003,740

15

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Third Federal
401(k) Savings Plan
EIN 34-057493
Plan Number 002
December 31, 2012

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	The American Funds	American Balanced R4 Fund	N/R	$7,211,976
	The American Funds	Fundamental Investment R4 Fund	N/R	5,888,476
	The American Funds	Growth Fund of America R4 Fund	N/R	4,841,702
	The American Funds	Europacific Growth R3 Fund	N/R	2,730,229
	Victory Funds	Victory Stock Index A Fund	N/R	625,335
*	TFS Financial Corporation	Common Stock	N/R	12,675,954
				71,855,689
*	Participant loans	Interest rates ranging from 4.25% to 10.50%	N/R	2,231,041
				$74,086,730

	N/R	Participant directed investment, cost not required to be reported.
	*	Party-in-Interest to the Plan

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SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

THIRD FEDERAL SAVINGS 401(K)
SAVINGS PLAN

June 19, 2013	/s/ Cathy Zbanek
Director, Human Resources

June 19, 2013	/s/ Nancy Cox
Manager, Human Resources

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